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05040123

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PROCESSED
APR 29 2005
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Three Crowns Capital (Bermuda) Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mystic Waters (Upper Apt.) 51 My Lord's Bay Road
(No. and Street)

Hamilton Parish, (City) CR 02 Bermuda (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Harald Ekman 1-441-293-2117
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

60 Broad Street (Address) **New York** (City) **NY** (State) **10004** (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
APR 11 2005
WASH, D.C.
152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harald Ekman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Three Crowns Capital (Bermuda) Ltd., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

REVENUE BERMUDA $5

REVENUE BERMUDA $10

Signature

President

Title

25/02/05

Notary Public

Dawn C. Griffiths
Notary Public
Bermuda

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

THREE CROWNS CAPITAL (BERMUDA) LIMITED

December 31, 2004

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Three Crowns Capital (Bermuda) Limited

We have audited the accompanying statement of financial condition of Three Crowns Capital (Bermuda) Limited (the "Company") as of December 31, 2004, and the related statements of operations, changes in members' equity, and cash flows for the period from April 1, 2004 (commencement of operations) to December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Three Crowns Capital (Bermuda) Limited as of December 31, 2004, and the results of its operations and its cash flows for the period from April 1, 2004 (commencement of operations) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
March 24, 2005

0 Broad Street
ew York, NY 10004
212.422.1000
212.422.0144
www.grantthornton.com

ant Thornton LLP
Member of Grant Thornton International

Three Crowns Capital (Bermuda) Limited

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$154,896
Receivable from member	30,000
Prepaid and other	8,949
Total assets	$193,845

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$122,092
Total liabilities	122,092
Commitment	
Members' equity	71,753
Total liabilities and members' equity	$193,845

The accompanying notes are an integral part of this statement.

Three Crowns Capital (Bermuda) Limited

STATEMENT OF OPERATIONS

For the period from April 1, 2004 (commencement of operations) to December 31, 2004

Revenues	
Advisory services	$1,117,923
Total revenues	1,117,923
Expenses	
Commissions	965,000
Research fees	272,021
Professional fees	58,021
Rent	40,500
Other	24,404
Total expenses	1,359,946
NET LOSS	$ (242,023)

The accompanying notes are an integral part of this statement.

Three Crowns Capital (Bermuda) Limited

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the period from April 1, 2004 (commencement of operations) to December 31, 2004

	Total members' equity
Contributions	$ 313,776
Net loss	(242,023)
Balance at December 31, 2004	$ 71,753

The accompanying notes are an integral part of this statement.

Three Crowns Capital (Bermuda) Limited

STATEMENT OF CASH FLOWS

For the period from April 1, 2004 (commencement of operations) to December 31, 2004

Cash flows from operating activities	
Net loss	$(242,023)
Adjustment to reconcile net loss to net cash used in operating activities	
(Increase) decrease in operating assets	
Receivable from member	(30,000)
Prepaid and other	(8,949)
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	122,092
Net cash used in operating activities	(158,880)
Cash flows from financing activities	
Capital contributions	313,776
Net cash provided by financing activities	313,776
NET INCREASE IN CASH AND CASH AT END OF PERIOD	$ 154,896

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE A - ORGANIZATION

Three Crowns Capital (Bermuda) Ltd. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides advisory services to unlisted biotech companies with respect to raising equity capital. The Company received its NASD membership on March 29, 2004 and commenced operations shortly thereafter.

Three Crowns Capital (Research) Ltd. (the "Affiliate") is a United Kingdom entity which performs certain research functions for the Company. A director of the Affiliate is also a member of the Company.

The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Advisory Services Revenue

Revenues from advisory and placement services are recognized when the transaction closes and realization is reasonably assured. Retainer fees are recognized over the period in which services are rendered.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements since a limited liability company is not responsible for the payment of Federal, state, or local income taxes. All revenues and expenses retain their character and pass through directly to the Member.

NOTE B (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of $5,000 or 12-1/2% of aggregate indebtedness as defined, whichever is greater. At December 31, 2004, the Company had net capital of $32,804, which was $17,543 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.72 to 1.

NOTE D - RELATED PARTY TRANSACTIONS

The Affiliate provides research to the Company in connection with the Company's advisory services. Research fees amounted to $272,021 for the period from April 1, 2004 (commencement of operations) to December 31, 2004, of which $92,681 is payable at December 31, 2004 and is included in accounts payable and accrued expenses on the statement of financial condition.

The Company pays commissions to its members. As of December 31, 2004, the Company has a receivable of $30,000 from a member as a result of an overpayment during the period.

One of the directors of the Company is a partner in a law firm retained by the Company during the period. At December 31, 2004, the Company has a payable to the firm of $1,520 which is included in accounts payable and accrued expenses on the statement of financial condition.

NOTE E - LEASE COMMITMENT

The Company entered into an agreement to lease office space for a period of one year and seventeen days expiring on April 30, 2004 with an option to renew for one year. Monthly lease payments are $4,500 per month. The lease was renewed for an additional year into 2005.

SUPPLEMENTARY INFORMATION

Three Crowns Capital (Bermuda) Limited

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

Net capital	
Ownership equity qualified for net capital	$71,753
Deductions and/or charges	
Nonallowable assets	
Receivable from member	30,000
Prepaid and other	8,949
Total deductions from net capital	38,949
Net capital	32,804
Minimum net capital requirement - the greater of $15,261 (12-1/2% of aggregate indebtedness) or $5,000	15,261
Excess net capital	$17,543
Ratio of aggregate indebtedness to net capital	3.72 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Three Crowns Capital (Bermuda) Limited

STATEMENT PURSUANT TO RESERVE REQUIREMENTS OF RULE 15c3-3

December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that Rule.